Exhibit 23

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-65807) of UMB Financial Corporation of our report dated June 28, 2023, with respect to the statement of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the years ended December 31, 2022 and 2021 and the related notes, and the supplemental schedule of Schedule of Assets (Held at End of Year) as of December 31, 2022, which report appears in the December 31, 2022 annual report on Form 11-K of the UMB Profit Sharing and 401(k) Savings Plan.

/s/ RubinBrown LLP

Kansas City, Missouri

June 28, 2023